Paul, Hastings, Janofsky & Walker LLP
                       555 South Flower Street, 23rd Floor
                          Los Angeles, California 90071
                            Telephone (213) 683-6000
                            Facsimile (213) 996-3125
                              Internet www.phjw.com


September 29, 2000

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re: Stockjungle.com Trust - File Nos. 333-81359 and 811-9403 Form N-14 Registration Statement
          Reorganization of StockJungle.com Trust

Dear Sir or Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby apply on behalf of Stockjungle.com Trust (the "Registrant") to withdraw Pre-Effective Amendment No. 1 to the Registrant's Form N-14 Registration Statement (the "Amendment") filed with the Commission on September 25, 2000. The Registrant is applying for such withdrawal because the Amendment was inadvertently filed using the CIK number for Registrant, not the CIK number for Trust for Investment Managers as would have been appropriate. The Amendment was re-filed under the CIK number for Trust for Investment Managers on September 28, 2000.

     Thank you for your assistance regarding this matter. Please direct any inquiries regarding this application to the undersigned at (213) 683-6125 or to Mike Glazer at (213) 683-6207.

                                       Sincerely yours,


                                       /s/ Jacob M. Simon
                                       for PAUL, HASTINGS, JANOFSKY & WALKER LLP